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                        [ON COMPLETE WELLNESS CENTERS, INC. LETTERHEAD]

February 23, 2000


Ms. Carol M. McGee
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Complete Wellness Centers, Inc.
    Registration Statement on Form SB-2, File No. 333-93411

Dear Ms. McGee:

Complete Wellness Centers, Inc. hereby formally requests the immediate withdrawal of the above referenced registration statement as the Company has decided to pursue other financing arrangements. If you need any further information, please call me at 407-673-3073. Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Rebecca R. Irish

Rebecca R. Irish
Chief Financial Officer

Cc:  Joseph J. Raymond, Jr., Chief Executive Officer
     Thomas A. Simser, Jr., Esq., Winderweedle, Haines, Ward & Woodman, P. A. Lawrence B. Fisher, Esq., Orrick, Herrington & Sutcliffe LLP